UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐Form 20-F	☐Form 11-K
	☐ Form 10-Q	☐Form 10-D	☐Form N-CEN	☐Form N-CSR

For Period Ended: September 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EMBECTA CORP.
Full Name of Registrant

N/A
Former Name if Applicable

300 Kimball Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Parsippany, New Jersey 07054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In connection with the preparation of the Embecta Corp.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended September 30, 2024 (the “2024 Form 10-K”), the Company concluded a material weakness exists with respect to certain financial reporting processes related to the design and sustained operation of management's review activities for account reconciliations and analyses that were executed for the first time during fiscal year 2024 and subsequent to the Company's enterprise resource planning (“ERP”) system implementation. Due to the identification of the material weakness, the Company cannot complete all the procedures relating to its 2024 fiscal year-end reporting process and file its 2024 Form 10-K by the filing deadline without unreasonable effort or expense. The Company expects to file the 2024 Form 10-K before the expiration of the 15-calendar day extension period provided by Rule 12b-25(b).
Based on currently available information and subject to the completion of the procedures relating to its year-end reporting process and completion of the audits thereof, the Company does not expect any material change to the financial results included in the 2024 Form 10-K compared to the financial information reported in the earnings release the Company furnished to the Securities and Exchange Commission on the Company’s Current Report on Form 8-K filed on November 26, 2024.
As noted above in Part II of this form, the Company believes that the Form 10-K will be filed within the extension period provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, but can provide no assurance that it will be able to file by such time.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Jacob Elguicze	862	401-0000
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
    Forward-Looking Statements
This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the expected timing of filing the Form 10-K and the Company’s expected financial results to be included in the Form 10-K. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual future events, results or achievements to be materially different from the Company’s expectations and projections expressed or implied by the forward-looking statements. The important factors include, but are not limited to, the finalization of the Company’s financial statements, completion of the Company’s certain financial reporting processes related to management's review activities for account reconciliations and analyses that were executed for the first time during fiscal year 2024 and subsequent to the Company's ERP system implementation, as well as the general business, financial and accounting risks and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023, filed with the SEC on November 29, 2023, and the Company’s other filings with the SEC. These forward-looking statements speak only as of the date of this Form 12b-25 and are based on information available to the Company as of the date of this Form 12b-25, and the Company assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

EMBECTA CORP.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 29, 2024	By:	/s/ JACOB ELGUICZE
INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.